SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

1.	Prana Completes Review of Development Program

Item 1
Prana Completes Review of Development Program

- Development and Commercialization of MPAC’s for the Treatment of Neurodegenerative Diseases Remains Company’s Primary Focus and Goal -

Melbourne, Australia - June 16, 2005: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced that it has completed the strategic review of the Company’s development programs and reaffirmed its commitment to the development of PBT2 for the treatment of Alzheimer’s disease.

The Company concluded that:

•	PBT2 continues as the lead candidate for the potential treatment of Alzheimer’s Disease;
•	based on the Company’s evaluation, it is confident that PBT2 will not present the impurity problems that were found in PBT1; and
•
Prana’s primary focus and goal continues to be the development and commercialization of a range of MPAC’s (metal-protein attenuating compounds) for the treatment of neurodegenerative diseases such as Alzheimer’s disease and Parkinson’s disease.

Prana commenced a series of Phase I clinical trials of PBT2 in March, with the dosing of its first subjects at a facility associated with the Utrecht University Hospital in Utrecht, The Netherlands. The Phase I program, comprising several studies, is expected to continue through the balance of 2005 and well into 2006.

“Prana has made considerable progress in developing PBT2 in the past 12 months,” said Geoffrey Kempler, Executive Chairman and CEO. He further noted:

•	“We have completed a comprehensive battery of in vitro and in vivo tests to characterize the pharmacology and toxicology of the compound prior to the Phase I trial;

•	PBT2 has successfully passed two (2) in vivo mutagenicity tests;

•	the Company is successfully advancing scaled up manufacturing in anticipation of GMP production; and

•	Prana commenced the Phase I clinical trial as scheduled.”

Alzheimer’s Disease is a neurodegenerative disorder estimated to affect over 14 million people worldwide. There is no effective cure available to patients.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, the Massachusetts General Hospital (a teaching hospital of Harvard Medical School), and the Mental Health Research Institute of Victoria (Australia), discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations
Kathy Price	Ivette Almeida
T: 212-983-1702 ext. 212	T: 212-983-1702 ext. 209
E: kprice@annemcbride.com	E: ivette.almeida@annemcbride.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: June 16, 2005